Investor Relations

Holcim
Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

RECEIVED
2006 NOV 15 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
File N° 82-4093
450 Fith Street N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

06018503

Zürich, November 9, 2006

File N° 82-4093

Dear Sirs,

SUPPL

Please find enclosed:

- **Third Quarter Interim Report 2006 - Holcim Ltd**
- **Media Release:**
  Acquisitions and efficient cost management in a strong construction industry produce record results

With kind regards,

B. Fuchs

Beate Fuchs

PROCESSED
NOV 20 2006
THOMSON FINANCIAL

Encl.: mentioned

dle 11/16

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

Media Release

File N° 82-4093

Acquisitions and efficient cost management in a strong construction industry produce record results

- Higher sales volumes across all Group regions and segments.
- Net sales up 31 percent to CHF 17.514 billion.
- 28 percent rise in operating EBITDA to CHF 4.489 billion.
- Operating profit advances 27 percent to CHF 3.281 billion.
- Net income increases 43 percent to CHF 1.950 billion.
- Cash flow from operating activities increases by 26 percent to CHF 2.348 billion.

8 November 2006

Holcim on track for growth
In the first nine months of the year, sales continued to increase in all Group regions and segments. Financial results also developed well.

The global construction industry has lost momentum in some areas. Holcim succeeded in offsetting somewhat weaker demand in North America and several Asian countries with growth in other markets.

Higher sales volumes, price adjustments and efficiency increases were in combination with acquisitions key to the Group's success and helped to counter higher energy costs, competitive pressure and in some countries government price controls.

Consolidated cement sales rose by 25.1 percent to 103.8 million tonnes in the period under review. Holcim achieved its largest volume increases in Group regions Asia Pacific and Latin America.

Sales of aggregates saw a substantial improvement of 12.8 percent to 138 million tonnes. Additional deliveries by Aggregate Industries were a significant factor here. Higher output in western and southeastern Europe and South Africa also made an impact.

Shipments of ready-mix concrete increased by 16.7 percent to 32.8 million cubic meters. Aggregate Industries generated additional volumes in Europe and North America.

Group in million CHF	Jan - Sept 2006	Jan - Sept 2005[1]	+/-%	July - Sept 2006	July - Sept 2005[1]	+/-%
Net sales	17,514	13,425	+30.5	6,635	5,555	+19.4
Operating EBITDA	4,489	3,501	+28.2	1,772	1,464	+21.0
Operating profit	3,281	2,576	+27.4	1,340	1,128	+18.8
Net profit	1,950	1,362	+43.2	862	605	+42.5
Cash flow from operating activities	2,348	1,864	+26.0	1,532	1,178	+30.1

1 Adjusted in line with revised IAS 21.

Consolidated net sales increased by 30.5 percent to CHF 17.514 billion. At CHF 4.489 billion (+28.2 percent), operating EBITDA was higher in all Group regions. The strongest increase (121.6 percent) was reported by Group region Asia Pacific, followed by Europe with 16.8 percent, North America with 15.1 percent, Latin America with 13 percent and Africa Middle East with 8 percent. Group internal operating EBITDA growth reached 10.9 percent. Factoring in the changes in the scope of consolidation and in product mix, the operating EBITDA margin was, as might be expected, somewhat lower at 25.6 percent. Excluding acquisition and currency effects, the operating EBITDA margin improved to 26.5 percent (first nine months of 2005: 26.1) despite an increase in energy costs. Consolidated operating profit rose by 27.4 percent to CHF 3.281 billion, and cash flow from operating activities came to CHF 2.348 billion (first nine months of 2005: 1.864). Group net income was 43.2 percent higher at CHF 1.950 billion, and the share of net income attributable to equity holders of Holcim Ltd was CHF 1.505 billion, corresponding to an increase of 30.5 percent.

Europe's construction industry strong

The robust economic environment impacted positively on the European building industry. The level of new orders was particularly strong in France and the Benelux countries, but also in Spain and Switzerland. In the UK, demand held up thanks to public housing programs and commercial and industrial projects; in Germany, the general improvement in the economic climate contributed to greater construction activity. The eastern European economies also continued to expand. In southeastern Europe, the building materials industry benefited from the huge demand for housing and accelerated expansion of infrastructure. The building sector in Russia also expanded thanks to improved market conditions.

Higher sales volumes were recorded in France, Belgium and the Netherlands. Holcim Spain achieved record deliveries of ready-mix concrete, but focused cement and aggregates operations increasingly on high-margin product segments. Aggregate Industries UK reported higher sales of aggregates and a further rise in volumes of ready-mix concrete. However, the UK Group company posted lower sales of asphalt on account of delays in awarding projects for road construction and repaving. Holcim Germany benefited from robust building activity in the Hamburg area, achieving gains in sales volumes in all segments. Despite a sluggish market and increased price pressure, the Italian Group company expanded sales of aggregates and ready-mix concrete. Thanks to strong demand for building materials, solid growth was reported in Switzerland and southern Germany. Romania, Serbia and Bulgaria were the leading performers among the Group's eastern European operations; Holcim posted its largest percentage sales increases in these markets. As Holcim expects demand for building materials to continue to increase, Holcim Bulgaria has modernized its Beli Izvor plant and substantially lifted clinker capacity. The Volsk and Shurovo cement factories in Russia achieved sound capacity utilization rates, increasing sales volumes once again.

Consolidated sales in Europe increased in all segments in the first nine months of 2006. Cement sales rose by 2.9 percent to 24.7 million tonnes. Growth in sales of aggregates and ready-mix concrete was above average, the former rising by 18.4 percent to 69.6 million tonnes, and the latter by 14.6 percent to 14.9 million cubic meters. This strong gain is attributable primarily to Aggregate Industries UK, whose sales were fully consolidated for the first time in April 2005. Aggregate Industries UK sold 22.4 million tonnes of aggregates, 2.1 million cubic meters of ready-mix concrete, and 4.2 million tonnes of asphalt. Other positive contributions include higher sales by Holcim France Benelux and the Group companies in southeastern Europe.

Europe in million CHF	Jan - Sept 2006	Jan - Sept 2005	+/-%	July - Sept 2006	July - Sept 2005	+/-%
Net sales	6,306	5,153	+22.4	2,326	2,087	+11.5
Operating EBITDA	1,464	1,253	+16.8	574	515	+11.5
Operating profit	1,058	923	+14.6	433	401	+8.0

In Group region Europe, operating EBITDA increased by 16.8 percent to CHF 1.464 billion, while internal operating EBITDA grew by 9.5 percent. The performance of all Group companies improved, in some cases appreciably.

In September 2006, the European Union approved Aggregate Industries UK's takeover of the Foster Yeoman building materials group. This company owns attractive quarries and asphalt operations in the UK and an interesting network of sales centers for aggregates in important ports along the coast of northern and eastern Europe. The UK authorities are expected to give their approval by the end of this year.

Slowdown in North America

In the USA, the real estate market in particular experienced a slowdown. The number of applications for building permits and the incidence of new housing starts both declined. On the other hand, industrial and commercial construction recorded further satisfactory development along with public infrastructure projects. In Canada, not all regions performed equally well. The situation in the provinces of Quebec and Ontario, the principal markets for St. Lawrence Cement, was subdued.

In the first nine months of 2006, Holcim's consolidated cement sales in North America were quite stable. In spite of a falloff in building activity in the third quarter in the area along the Mississippi and Missouri river systems, sales increased by a moderate 1.5 percent to 13.7 million tonnes. Owing to a deficit in supply, large quantities of clinker, cement and granulated slag – the basic material in the manufacture of GranCem® products – had to be imported.

Although Aggregate Industries US maintained its market share, the company faced a drop in sales volumes – above all in the Northeast and the Great Lakes region – on account of bad weather and tougher economic conditions. Sales of Canadian company St. Lawrence Cement were lower in the aggregates and ready-mix concrete segments. Thanks to the first-time nine-month consolidation of sales of Aggregate Industries US and the inclusion of the newly acquired Meyer Material Company since July 2006, Group region North America saw a sharp rise in deliveries. This year to date, Aggregate Industries US has sold 34.2 million tonnes of aggregates, 3.5 million cubic meters of ready-mix concrete, and 6.3 million tonnes of asphalt.

North America in million CHF	Jan - Sept 2006	Jan - Sept 2005	+/-%	July - Sept 2006	July - Sept 2005	+/-%
Net sales	4,110	3,349	+22.7	1,734	1,649	+5.2
Operating EBITDA	776	674	+15.1	400	368	+8.7
Operating profit	525	481	+9.1	308	287	+7.3

Operating EBITDA for Group region North America increased by 15.1 percent to CHF 776 million. Thanks to a favorable price situation, internal operating EBITDA growth reached 14.6 percent.

Acquired in July 2006, Meyer Material Company was fully integrated into Aggregate Industries US. The Chicago-based building materials firm strengthens Aggregate Industries' aggregates and related businesses, and opens up a further area of growth potential for the group.

Continuing upward trend in Latin America
The economic recovery in Latin America continued to make steady progress. In all countries, in which Holcim operates, domestic demand increased year-on-year. Continuing high prices for commodities and agricultural products in global markets had a particularly positive impact. This favorable economic environment supported the expansion in building activity. Once again, construction activity was driven by investment in private and public housing and in infrastructure projects.

Sales volumes of Holcim Apasco in Mexico witnessed substantial increases. Deliveries of aggregates and ready-mix concrete have, impressively, grown at a double-digit rate this year, driven in particular by commercial and industrial construction and investment in the transport network and the energy supply infrastructure. Exports of clinker and cement also witnessed an increase. In Central America, too, all Group companies succeeded in increasing cement sales. Cemento de El Salvador and Panamá Cement turned in very strong performances. Holcim Ecuador again achieved record deliveries. Sales also held up well in Colombia, although the continuing low cement prices are recovering only very slowly. To meet the steady growth in domestic demand, Holcim Venezuela has reduced exports of cement. This Group company saw robust growth in sales volumes of aggregates and ready-mix concrete. Thanks to lively building activity, all segments in the Brazilian operations reported higher sales volumes. However, sustained strong competition depressed earnings. Deliveries by Cemento Polpaico in Chile and, above all, Minetti in Argentina were higher year-on-year, in some cases significantly so.

Holcim's consolidated sales of cement in Latin America rose by 10.8 percent to 19.5 million tonnes. All Group companies reported higher local sales volumes. Consolidated sales of aggregates and ready-mix concrete increased by 9 percent to 9.7 million tonnes and 17.2 percent to 7.5 million cubic meters, respectively.

Latin America in million CHF	Jan - Sept 2006	Jan - Sept 2005	+/-%	July - Sept 2006	July - Sept 2005	+/-%
Net sales	2,750	2,294	+19.9	934	830	+12.5
Operating EBITDA	955	845	+13.0	309	299	+3.3
Operating profit	765	657	+16.4	245	231	+6.1

Operating EBITDA increased by 13 percent to CHF 955 million. Almost all Group companies in this region contributed to this satisfactory result, in particular Holcim Apasco in Mexico and Holcim Ecuador. With prices still low, Holcim Brazil reported an operating loss. Largely on account of hefty increases in energy costs, Minetti's results trailed the strong performance seen the previous year. Internal operating EBITDA in Group region Latin America grew by 10.5 percent.

Good results in Group region Africa Middle East
Economic development in Africa and the Middle East was generally satisfactory, despite regional differences in growth. Construction activity was robust in Morocco and South Africa in particular. In Lebanon, on the other hand, business was hit by the recent war, and Egypt suffered a temporary slowdown in growth. By contrast, the building materials markets that Holcim supplies on the coast of West Africa and in the Indian Ocean reported stronger demand.

Holcim Morocco recorded an impressive improvement in cement sales in the first nine months of 2006. Motorway construction, public development programs (in particular housing construction) and growing investment in the tourism sector boosted deliveries of aggregates and ready-mix concrete. Holcim Lebanon maintained clinker and cement production at its plant in Chekka in northern Lebanon almost until the end of the fighting. However, for a brief spell cement deliveries virtually ceased, quickly picking up again when hostilities ended. Domestic sales remained solid at Egyptian Cement, but exports fell. In the Indian Ocean area, sales of cement were held at the previous-year level. Road and housing construction on La Réunion resulted in noticeably higher sales of ready-mix concrete. Thanks to an increase in construction activity, sales of Holcim South Africa – in particular aggregates and ready-mix concrete – have been rising steadily since the beginning of 2006.

Cement sales of Group region Africa Middle East were temporarily hit by the difficult situation in Lebanon. As a result, deliveries increased only by a modest 0.9 percent to 11.3 million tonnes. Sales volumes of aggregates and ready-mix concrete, by contrast, rose strongly by 15.1 percent to 8.4 million tonnes and 11.8 percent to 1.9 million cubic meters, respectively.

Africa Middle East in million CHF	Jan - Sept 2006	Jan - Sept 2005	+/-%	July - Sept 2006	July - Sept 2005	+/-%
Net sales	1,547	1,384	+11.8	542	525	+3.2
Operating EBITDA	512	474	+8.0	190	183	+3.8
Operating profit	445	411	+8.3	167	161	+3.7

Operating EBITDA of Group region Africa Middle East rose by 8 percent to CHF 512 million. All Group companies contributed to this solid result, with the exception of Holcim Lebanon. Results in Egypt, Morocco and South Africa were sharply higher. The Group region Africa Middle East posted internal operating EBITDA growth of 10.5 percent.

In the period under review, Holcim signed a declaration of intent to dispose of a substantial share of the majority interest in Holcim South Africa. By doing so, Holcim seeks to act in accordance with the statutory obligations under Black Economic Empowerment and ensure Holcim South Africa an optimal market positioning. If all preconditions are satisfied, Holcim expects the transaction to close sometime next year. Until that point, Holcim South Africa will remain part of the Group.

India as growth driver in Asia Pacific
The majority of construction markets in Group region Asia Pacific have continued to make good progress. Economic development was generally solid, and construction volumes – above all in India and China – remained impressive. In Thailand, political uncertainty dampened economic activity, and in the Philippines, budget constraints negatively affected the investment climate.

Demand for building materials in Australia remained relatively strong, and construction activity in New Zealand also held up satisfactorily.

Despite very heavy monsoon rains, the Indian group companies significantly increased deliveries of cement. Holcim also sold more cement in Sri Lanka, Bangladesh and Malaysia compared with the first nine months of 2005. Holcim Singapore reported very good sales volumes.

Higher exports of cement and clinker by the Group company in Thailand virtually compensated for a temporary spell of weaker domestic demand. Sales of ready-mix concrete were also lifted. In Vietnam and Indonesia, sales decreased in the period under review. Domestic sales were stable at Holcim Philippines. However, a production bottleneck at the Davao plant – where, among other things, a new silo is being built – resulted in lower cement exports. Holcim New Zealand succeeded in more or less making up the shortfall caused by bad weather in the first half of the year.

The strong increase in consolidated cement sales in Group region Asia Pacific by 79.9 percent to 39.4 million tonnes reflects the recent consolidation of ACC and Gujarat Ambuja Cements in India. In the aggregates segment, sales volumes declined by 4.2 percent to 2.3 million tonnes on account of Holcim New Zealand. On the other hand, sales of ready-mix concrete increased, up by 26.9 percent to 3.3 million cubic meters. This is a consequence of the recent consolidation of the new positions in India and enhanced vertical integration in several major areas in this Group region.

Asia Pacific in million CHF	Jan - Sept 2006	Jan - Sept 2005	+/-%	July - Sept 2006	July - Sept 2005	+/-%
Net sales	3,342	1,676	+99.4	1,262	583	+116.5
Operating EBITDA	933	421	+121.6	351	155	+126.5
Operating profit	645	276	+133.7	241	105	+129.5

In Group region Asia Pacific, operating EBITDA rose sharply by 121.6 percent to CHF 933 million. The marked improvement in results reflects the expanded scope of consolidation, rigorous cost controls and generally stable sales prices. Group region Asia Pacific posted internal operating EBITDA growth of 0.2 percent.

New margin targets per segment

Having significantly strengthened the business portfolio by means of acquisitions in the Asian region as well as in the aggregates and "Other Construction Materials and Services" segments as part of the growth strategy, Holcim has now set specific margin targets per segment at Group level aimed at sustainably exceeding the Group's weighted average costs of capital (WACC) of 8 percent after tax. To secure this target by 2010, Holcim will consistently continue pursuing efficiency-enhancing programs and measures in all segments. Factoring in the changes in the scope of consolidation already announced, the operating EBITDA margin target for the cement segment, including mineral components, is 33 percent. A target of an average 27 percent has been determined for aggregates. An 8 percent target has been defined for the segment "Other Construction Materials and Services", including ready-mix concrete and asphalt.

Continuing good signs of successful conclusion to 2006

Activity in the building sector has slowed in individual market regions. Thanks to new consolidations, excellent geographic diversification and an encouraging performance by the Group companies, Holcim will be able to report pleasing annual results. The Board of Directors and Executive Committee are convinced that internal operating EBITDA growth in 2006 will substantially exceed the long-term average of 5 percent.

Key figures

Group Holcim January – September		2006	2005 [1]	+/-%	+/-% local currency
Annual production capacity cement	million t	193.8	160.4 [2]	+20.8	
Sales of cement	million t	103.8	83.0	+25.1	
Sales of mineral components	million t	4.4	4.1	+7.3	
Sales of aggregates	Million t	138.0	122.3	+12.8	
Sales of asphalt	million t	11.1	9.0	+23.3	
Sales of ready-mix concrete	million m3	32.8	28.1	+16.7	
Net sales	million CHF	17,514	13,425	+30.5	+27.9
Operating EBITDA	million CHF	4,489	3,501	+28.2	+26.0
Operating EBITDA margin	%	25.6	26.1		
EBITDA	million CHF	4,616	3,587	+28.7	+25.8
Operating profit	million CHF	3,281	2,576	+27.4	+25.3
Operating profit margin	%	18.7	19.2		
Net income	million CHF	1,950	1,362	+43.2	+38.8
Net income margin	%	11.1	10.1		
Net income – equity holders of Holcim Ltd	million CHF	1,505	1,153	+30.5	+25.7
Cash flow from operating activities	million CHF	2,348	1,864	+26.0	+25.1
Cash flow margin	%	13.4	13.9		
Net financial debt	million CHF	12,892	12,693 [2]	+1.6	+1.7
Total shareholders' equity	million CHF	18,629	14,250 [2]	+30.7	+33.8
Gearing [3]	%	69.2	89.1 [2]		
Personnel	30.9.	89,507	59,901 [2]	+49.4	
Earnings per dividend-bearing share [4]	CHF	6.28	5.04	+24.6	+19.9
Fully diluted earnings per share [4]	CHF	6.17	4.97	+24.1	+19.7
Cash earnings per dividend bearing share [4] [5]	CHF	6.64	5.23	+27.0	+22.5
Principal key figures in USD (illustrative) [6]					
Net sales	million USD	13,900	10,915	+27.3	
Operating EBITDA	million USD	3,563	2,846	+25.2	
Operating profit	million USD	2,604	2,094	+24.4	
Net income – equity holders of Holcim Ltd	million USD	1,194	937	+27.4	
Cash flow from operating activities	million USD	1,863	1,515	+23.0	
Net financial debt	million USD	10,314	9,616 [2]	+7.3	
Total shareholders' equity	million USD	14,903	10,795 [2]	+38.1	
Earnings per dividend-bearing share [4]	USD	4.98	4.10	+21.5	
Cash earnings per dividend bearing share [4] [5]	USD	5.27	4.25	+24.0	
Principal key figures in EUR (illustrative) [6]					
Net sales	million EUR	11,155	8,661	+28.8	
Operating EBITDA	million EUR	2,859	2,259	+26.6	
Operating profit	million EUR	2,090	1,662	+25.8	
Net income – equity holders of Holcim Ltd	million EUR	959	744	+28.9	
Cash flow from operating activities	million EUR	1,496	1,203	+24.4	
Net financial debt	million EUR	8,108	8,137 [2]	-0.4	
Total shareholders' equity	million EUR	11,716	9,135 [2]	+28.3	
Earnings per dividend-bearing share [4]	EUR	4.00	3.25	+23.1	
Cash earnings per dividend bearing share [4] [5]	EUR	4.23	3.37	+25.5	

1 Adjusted in line with IAS 21 amended.
2 As of December 31, 2005.
3 Net financial debt divided by total shareholders' equity.
4 EPS calculation based on net income attributable to equity holders of Holcim Ltd.
5 Excludes the amortization of other intangible assets.
6 Income statement figures translated at average rate; balance sheet figures at closing rate.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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This media release, the printed third quarter report 2006 and results presentation can be downloaded from www.holcim.com/presentations. The press conference starts today at 9:30 a.m., Hagenholzstrasse 85, Zurich.

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Holcim Hagenholzstrasse 85
CH-8050 Zürich/Switzerland

File N° 82-4093



Strength. Performance. Passion.

Holcim

Third Quarter Interim Report 2006 Holcim Ltd

Key figures Group Holcim

January–September		2006	2005[1]	±%	±% local currency
Annual production capacity cement	million t	193.8	160.4[2]	+20.8	
Sales of cement	million t	103.8	83.0	+25.1	
Sales of mineral components	million t	4.4	4.1	+7.3	
Sales of aggregates	million t	138.0	122.3	+12.8	
Sales of asphalt	million t	11.1	9.0	+23.3	
Sales of ready-mix concrete	million m^3	32.8	28.1	+16.7	
Net sales	million CHF	17,514	13,425	+30.5	+27.9
Operating EBITDA	million CHF	4,489	3,501	+28.2	+26.0
Operating EBITDA margin	%	25.6	26.1		
EBITDA	million CHF	4,616	3,587	+28.7	+25.8
Operating profit	million CHF	3,281	2,576	+27.4	+25.3
Operating profit margin	%	18.7	19.2		
Net income	million CHF	1,950	1,362	+43.2	+38.8
Net income margin	%	11.1	10.1		
Net income – equity holders of Holcim Ltd	million CHF	1,505	1,153	+30.5	+25.7
Cash flow from operating activities	million CHF	2,348	1,864	+26.0	+25.1
Cash flow margin	%	13.4	13.9		
Net financial debt	million CHF	12,892	12,693[2]	+1.6	+1.7
Total shareholders' equity	million CHF	18,629	14,250[2]	+30.7	+33.8
Gearing[3]	%	69.2	89.1[2]		
Personnel	30.9.	89,507	59,901[2]	+49.4	
Earnings per dividend-bearing share[4]	CHF	6.28	5.04	+24.6	+19.9
Fully diluted earnings per share[4]	CHF	6.17	4.97	+24.1	+19.7
Cash earnings per dividend-bearing share[4 5]	CHF	6.64	5.23	+27.0	+22.5

Principal key figures in USD (illustrative)[6]

Net sales	million USD	13,900	10,915	+27.3
Operating EBITDA	million USD	3,563	2,846	+25.2
Operating profit	million USD	2,604	2,094	+24.4
Net income – equity holders of Holcim Ltd	million USD	1,194	937	+27.4
Cash flow from operating activities	million USD	1,863	1,515	+23.0
Net financial debt	million USD	10,314	9,616[2]	+7.3
Total shareholders' equity	million USD	14,903	10,795[2]	+38.1
Earnings per dividend-bearing share[4]	USD	4.98	4.10	+21.5
Cash earnings per dividend-bearing share[4 5]	USD	5.27	4.25	+24.0

Principal key figures in EUR (illustrative)[6]

Net sales	million EUR	11,155	8,661	+28.8
Operating EBITDA	million EUR	2,859	2,259	+26.6
Operating profit	million EUR	2,090	1,662	+25.8
Net income – equity holders of Holcim Ltd	million EUR	959	744	+28.9
Cash flow from operating activities	million EUR	1,496	1,203	+24.4
Net financial debt	million EUR	8,108	8,137[2]	–0.4
Total shareholders' equity	million EUR	11,716	9,135[2]	+28.3
Earnings per dividend-bearing share[4]	EUR	4.00	3.25	+23.1
Cash earnings per dividend-bearing share[4 5]	EUR	4.23	3.37	+25.5

[1] Adjusted in line with IAS 21 amended.

[2] As of December 31, 2005.

[3] Net financial debt divided by total shareholders' equity.

[4] EPS calculation based on net income attributable to equity holders of Holcim Ltd.

[5] Excludes the amortization of other intangible assets.

[6] Income statement figures translated at average rate; balance sheet figures at closing rate.

Acquisitions and efficient cost management in a strong construction industry produce record results.

To our shareholders

Holcim on track for growth

In the first nine months of the year, sales continued to increase in all Group regions and segments. Financial results also developed well.

The global construction industry has lost momentum in some areas. Holcim succeeded in offsetting somewhat weaker demand in North America and several Asian countries with growth in other markets.

Higher sales volumes, price adjustments and efficiency increases were in combination with acquisitions key to the Group's success and helped to counter higher energy costs, competitive pressure and in some countries government price controls.

Consolidated cement sales rose by 25.1 percent to 103.8 million tonnes in the period under review. Holcim achieved its largest volume increases in Group regions Asia Pacific and Latin America.

Sales of aggregates saw a substantial improvement of 12.8 percent to 138 million tonnes. Additional deliveries by Aggregate Industries were a significant factor here. Higher output in western and southeastern Europe and South Africa also made an impact.

Shipments of ready-mix concrete increased by 16.7 percent to 32.8 million cubic meters. Aggregate Industries generated additional volumes in Europe and North America.

Group in million CHF	Jan–Sept 2006	Jan–Sept 2005[1]	±%	July–Sept 2006	July–Sept 2005[1]	±%
Net sales	17,514	13,425	+30.5	6,635	5,555	+19.4
Operating EBITDA	4,489	3,501	+28.2	1,772	1,464	+21.0
Operating profit	3,281	2,576	+27.4	1,340	1,128	+18.8
Net income	1,950	1,362	+43.2	862	605	+42.5
Cash flow from operating activities	2,348	1,864	+26.0	1,532	1,178	+30.1

[1] Adjusted in line with IAS 21 amended.

Consolidated net sales increased by 30.5 percent to CHF 17.514 billion. At CHF 4.489 billion (+28.2 percent), operating EBITDA was higher in all Group regions. The strongest increase (121.6 percent) was reported by Group region Asia Pacific, followed by Europe with 16.8 percent, North America with 15.1 percent, Latin America with 13 percent and Africa Middle East with 8 percent. Group internal operating EBITDA growth reached 10.9 percent. Factoring in the changes in the scope of consolidation and in product mix, the operating EBITDA margin was, as might be expected, somewhat lower at 25.6 percent. Excluding acquisition and currency effects, the operating EBITDA margin improved to 26.5 percent (first nine months of 2005: 26.1) despite an increase in energy costs. Consolidated operating profit rose by 27.4 percent to CHF 3.281 billion, and cash flow from operating activities came to CHF 2.348 billion (first nine months of 2005: 1.864). Group net income was 43.2 percent higher at CHF 1.950 billion, and the share of net income attributable to equity holders of Holcim Ltd was CHF 1.505 billion, corresponding to an increase of 30.5 percent.

Europe's construction industry strong

The robust economic environment impacted positively on the European building industry. The level of new orders was particularly strong in France and the Benelux countries, but also in Spain and Switzerland. In the UK, demand held up thanks to public housing programs and commercial and industrial projects; in Germany, the general improvement in the economic climate contributed to greater construction activity. The eastern European economies also continued to expand. In southeastern Europe, the building materials industry benefited from the huge demand for housing and accelerated expansion of infrastructure. The building sector in Russia also expanded thanks to improved market conditions.

Higher sales volumes were recorded in France, Belgium and the Netherlands. Holcim Spain achieved record deliveries of ready-mix concrete, but focused cement and aggregates operations increasingly on high-margin product segments. Aggregate Industries UK reported higher sales of aggregates and a further rise in volumes of ready-mix concrete. However, the UK Group company posted lower sales of asphalt on account of delays in awarding projects for road construction and repaving. Holcim Germany benefited from robust building activity in the Hamburg area, achieving gains in sales volumes in all segments. Despite a sluggish market and increased price pressure, our Italian Group company expanded sales of aggregates and ready-mix concrete. Thanks to strong demand for building materials, solid growth was reported in Switzerland and southern Germany. Romania, Serbia and Bulgaria were the leading performers among the Group's eastern European operations; Holcim posted its largest percentage sales increases in these markets. As we expect demand for building materials to continue to increase, Holcim Bulgaria has modernized its Beli Izvor plant and substantially lifted clinker capacity. Our Volsk and Shurovo cement factories in Russia achieved sound capacity utilization rates, increasing sales volumes once again.

Consolidated sales in Europe increased in all segments in the first nine months of 2006. Cement sales rose by 2.9 percent to 24.7 million tonnes. Growth in sales of aggregates and ready-mix concrete was above average, the former rising by 18.4 percent to 69.6 million tonnes, and the latter by 14.6 percent to 14.9 million cubic meters. This strong gain is attributable primarily to Aggregate Industries UK, whose sales were fully consolidated for the first time in April 2005. Aggregate Industries UK sold 22.4 million tonnes of aggregates, 2.1 million cubic meters of ready-mix concrete, and 4.2 million tonnes of asphalt. Other positive contributions include higher sales by Holcim France Benelux and the Group companies in southeastern Europe.

Europe in million CHF	Jan–Sept 2006	Jan–Sept 2005	±%	July–Sept 2006	July–Sept 2005	±%
Net sales	6,306	5,153	+22.4	2,326	2,087	+11.5
Operating EBITDA	1,464	1,253	+16.8	574	515	+11.5
Operating profit	1,058	923	+14.6	433	401	+8.0

In Group region Europe, operating EBITDA increased by 16.8 percent to CHF 1.464 billion, while internal operating EBITDA grew by 9.5 percent. The performance of all Group companies improved, in some cases appreciably.

In September 2006, the European Union approved Aggregate Industries UK's takeover of the Foster Yeoman building materials group. This company owns attractive quarries and asphalt operations in the UK and an interesting network of sales centers for aggregates in important ports along the coast of northern and eastern Europe. The UK authorities are expected to give their approval by the end of this year.

Slowdown in North America

In the USA, the real estate market in particular experienced a slowdown. The number of applications for building permits and the incidence of new housing starts both declined. On the other hand, industrial and commercial construction recorded further satisfactory development along with public infrastructure projects. In Canada, not all regions performed equally well. The situation in the provinces of Quebec and Ontario, the principal markets for St. Lawrence Cement, was subdued.

In the first nine months of 2006, Holcim's consolidated cement sales in North America were quite stable. In spite of a falloff in building activity in the third quarter in the area along the Mississippi and Missouri river systems, sales increased by a moderate 1.5 percent to 13.7 million tonnes. Owing to a deficit in supply, large quantities of clinker, cement and granulated slag – the basic material in the manufacture of GranCem® products – had to be imported.

Although Aggregate Industries US maintained its market share, the company faced a drop in sales volumes – above all in the Northeast and the Great Lakes region – on account of bad weather and tougher economic conditions. Sales of Canadian company St. Lawrence Cement were lower in the aggregates and ready-mix concrete segments. Thanks to the first-time nine-month consolidation of sales of Aggregate Industries US and the inclusion of the newly acquired Meyer Material Company since July 2006, Group region North America saw a sharp rise in deliveries. This year to date, Aggregate Industries US has sold 34.2 million tonnes of aggregates, 3.5 million cubic meters of ready-mix concrete, and 6.3 million tonnes of asphalt.

North America in million CHF	Jan–Sept 2006	Jan–Sept 2005	±%	July–Sept 2006	July–Sept 2005	±%
Net sales	4,110	3,349	+22.7	1,734	1,649	+5.2
Operating EBITDA	776	674	+15.1	400	368	+8.7
Operating profit	525	481	+9.1	308	287	+7.3

Operating EBITDA for Group region North America increased by 15.1 percent to CHF 776 million. Thanks to a favorable price situation, internal operating EBITDA growth reached 14.6 percent.

Acquired in July 2006, Meyer Material Company was fully integrated into Aggregate Industries US. The Chicago-based building materials firm strengthens Aggregate Industries' aggregates and related businesses, and opens up a further area of growth potential for the group.

Continuing upward trend in Latin America

The economic recovery in Latin America continued to make steady progress. In all countries, in which Holcim operates, domestic demand increased year-on-year. Continuing high prices for commodities and agricultural products in global markets had a particularly positive impact. This favorable economic environment supported the expansion in building activity. Once again, construction activity was driven by investment in private and public housing and in infrastructure projects.

Sales volumes of Holcim Apasco in Mexico witnessed substantial increases. Deliveries of aggregates and ready-mix concrete have, impressively, grown at a double-digit rate this year, driven in particular by commercial and industrial construction and investment in the transport network and the energy supply infrastructure. Exports of clinker and cement also witnessed an increase. In Central America, too, all Group companies succeeded in increasing cement sales. Cemento de El Salvador and Panamá Cement turned in very strong performances. Holcim Ecuador again achieved record deliveries. Sales also held up well in Colombia, although the continuing low cement prices are recovering only very slowly. To meet the steady growth in domestic demand, Holcim Venezuela has reduced exports of cement. This Group company saw robust growth in sales volumes of aggregates and ready-mix concrete. Thanks to lively building activity, all segments in our Brazilian operations reported higher sales volumes. However, sustained strong competition depressed earnings. Deliveries by Cemento Polpaico in Chile and, above all, Minetti in Argentina were higher year-on-year, in some cases significantly so.

Holcim's consolidated sales of cement in Latin America rose by 10.8 percent to 19.5 million tonnes. All Group companies reported higher local sales volumes. Consolidated sales of aggregates and ready-mix concrete increased by 9 percent to 9.7 million tonnes and 17.2 percent to 7.5 million cubic meters, respectively.

Latin America in million CHF	Jan–Sept 2006	Jan–Sept 2005	±%	July–Sept 2006	July–Sept 2005	±%
Net sales	2,750	2,294	+19.9	934	830	+12.5
Operating EBITDA	955	845	+13.0	309	299	+3.3
Operating profit	765	657	+16.4	245	231	+6.1

Operating EBITDA increased by 13 percent to CHF 955 million. Almost all Group companies in this region contributed to this satisfactory result, in particular Holcim Apasco in Mexico and Holcim Ecuador. With prices still low, Holcim Brazil reported an operating loss. Largely on account of hefty increases in energy costs, Minetti's results trailed the strong performance seen the previous year. Internal operating EBITDA in Group region Latin America grew by 10.5 percent.

Good results in Group region Africa Middle East

Economic development in Africa and the Middle East was generally satisfactory, despite regional differences in growth. Construction activity was robust in Morocco and South Africa in particular. In Lebanon, on the other hand, business was hit by the recent war, and Egypt suffered a temporary slowdown in growth. By contrast, the building materials markets that we supply on the coast of West Africa and in the Indian Ocean reported stronger demand.

Holcim Morocco recorded an impressive improvement in cement sales in the first nine months of 2006. Motorway construction, public development programs (in particular housing construction) and growing investment in the tourism sector boosted deliveries of aggregates and ready-mix concrete. Holcim Lebanon maintained clinker and cement production at its plant in Chekka in northern Lebanon almost until the end of the fighting. However, for a brief spell cement deliveries virtually ceased, quickly picking up again when hostilities ended. Domestic sales remained solid at Egyptian Cement, but exports fell. In the Indian Ocean area, sales of cement were held at the previous-year level. Road and housing construction on La Réunion resulted in noticeably higher sales of ready-mix

concrete. Thanks to an increase in construction activity, sales of Holcim South Africa – in particular aggregates and ready-mix concrete – have been rising steadily since the beginning of 2006.

Cement sales of Group region Africa Middle East were temporarily hit by the difficult situation in Lebanon. As a result, deliveries increased only by a modest 0.9 percent to 11.3 million tonnes. Sales volumes of aggregates and ready-mix concrete, by contrast, rose strongly by 15.1 percent to 8.4 million tonnes and 11.8 percent to 1.9 million cubic meters, respectively.

Africa Middle East in million CHF	Jan–Sept 2006	Jan–Sept 2005	±%	July–Sept 2006	July–Sept 2005	±%
Net sales	1,547	1,384	+11.8	542	525	+3.2
Operating EBITDA	512	474	+8.0	190	183	+3.8
Operating profit	445	411	+8.3	167	161	+3.7

Operating EBITDA of Group region Africa Middle East rose by 8 percent to CHF 512 million. All Group companies contributed to this solid result, with the exception of Holcim Lebanon. Results in Egypt, Morocco and South Africa were sharply higher. The Group region Africa Middle East posted internal operating EBITDA growth of 10.5 percent.

In the period under review, we signed a declaration of intent to dispose of a substantial share of the majority interest in Holcim South Africa. By doing so, Holcim seeks to act in accordance with the statutory obligations under Black Economic Empowerment and ensure Holcim South Africa an optimal market positioning. If all preconditions are satisfied, we expect the transaction to close sometime next year. Until that point, Holcim South Africa will remain part of the Group.

India as growth driver in Asia Pacific

The majority of construction markets in Group region Asia Pacific have continued to make good progress. Economic development was generally solid, and construction volumes – above all in India and China – remained impressive. In Thailand, political uncertainty dampened economic activity, and in the Philippines, budget constraints negatively affected the investment climate. Demand for building materials in Australia remained relatively strong, and construction activity in New Zealand also held up satisfactorily.

Despite very heavy monsoon rains, the Indian group companies significantly increased deliveries of cement. Holcim also sold more cement in Sri Lanka, Bangladesh and Malaysia compared with the first nine months of 2005. Holcim Singapore reported very good sales volumes.

Higher exports of cement and clinker by our Group company in Thailand virtually compensated for a temporary spell of weaker domestic demand. Sales of ready-mix concrete were also lifted. In Vietnam and Indonesia, sales decreased in the period under review. Domestic sales were stable at Holcim Philippines. However, a production bottleneck at the Davao plant – where, among other things, a new silo is being built – resulted in lower cement exports. Holcim New Zealand succeeded in more or less making up the shortfall caused by bad weather in the first half of the year.

The strong increase in consolidated cement sales in Group region Asia Pacific by 79.9 percent to 39.4 million tonnes reflects the recent consolidation of ACC and Gujarat Ambuja Cements in India. In the aggregates segment, sales volumes declined by 4.2 percent to 2.3 million tonnes on account of Holcim New Zealand. On the other hand, sales of ready-mix concrete increased, up by 26.9 percent to 3.3 million cubic meters. This is a consequence of the recent consolidation of our new positions in India and enhanced vertical integration in several major areas in this Group region.

Asia Pacific in million CHF	Jan–Sept 2006	Jan–Sept 2005	±%	July–Sept 2006	July–Sept 2005	±%
Net sales	3,342	1,676	+99.4	1,262	583	+116.5
Operating EBITDA	933	421	+121.6	351	155	+126.5
Operating profit	645	276	+133.7	241	105	+129.5

In Group region Asia Pacific, operating EBITDA rose sharply by 121.6 percent to CHF 933 million. The marked improvement in results reflects the expanded scope of consolidation, rigorous cost controls and generally stable sales prices. Group region Asia Pacific posted internal operating EBITDA growth of 0.2 percent.

New margin targets per segment

Having significantly strengthened our business portfolio by means of acquisitions in the Asian region as well as in the aggregates and "Other Construction Materials and Services" segments as part of our growth strategy, we have now set specific margin targets per segment at Group level aimed at sustainably exceeding the Group's weighted average costs of capital (WACC) of 8 percent after tax. To secure this target by 2010, Holcim will consistently continue pursuing efficiency-enhancing programs and measures in all segments. Factoring in the changes in the scope of consolidation already announced, the operating EBITDA margin target for the cement segment, including mineral components, is 33 percent. A target of an average 27 percent has been determined for aggregates. An 8 percent target has been defined for the segment "Other Construction Materials and Services," including ready-mix concrete and asphalt.

Continuing good signs of successful conclusion to 2006

Activity in the building sector has slowed in individual market regions. Thanks to new consolidations, excellent geographic diversification and an encouraging performance by the Group companies, Holcim will be able to report pleasing annual results. The Board of Directors and Executive Committee are convinced that internal operating EBITDA growth in 2006 will substantially exceed the long-term average of 5 percent.

Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

November 8, 2006

Consolidated statement of income of Group Holcim

Million CHF	Notes	Jan–Sept 2006 Unaudited	Jan–Sept 2005[1] Unaudited	±%	July–Sept 2006 Unaudited	July–Sept 2005[1] Unaudited	±%
Net sales	6	**17,514**	**13,425**	**+30.5**	**6,635**	**5,555**	**+19.4**
Production cost of goods sold		(9,160)	(6,961)		(3,464)	(2,873)	
Gross profit		**8,354**	**6,464**	**+29.2**	**3,171**	**2,682**	**+18.2**
Distribution and selling expenses		(3,882)	(2,906)		(1,455)	(1,162)	
Administration expenses		(1,103)	(943)		(340)	(379)	
Other depreciation and amortization		(88)	(39)		(36)	(13)	
Operating profit		**3,281**	**2,576**	**+27.4**	**1,340**	**1,128**	**+18.8**
Other income net	8	56	22		13	6	
Share of profit of associates		55	45		22	14	
EBIT[2]		**3,392**	**2,643**	**+28.3**	**1,375**	**1,148**	**+19.8**
Financial expenses net	9	(603)	(601)		(169)	(230)	
Net income before taxes		**2,789**	**2,042**	**+36.6**	**1,206**	**918**	**+31.4**
Income taxes		(839)	(680)		(344)	(313)	
Net income		**1,950**	**1,362**	**+43.2**	**862**	**605**	**+42.5**
Attributable to:							
Equity holders of Holcim Ltd		1,505	1,153	+30.5	684	520	+31.5
Minority interest		445	209		178	85	
CHF							
Earnings per dividend-bearing share[3]		6.28	5.04		2.76	2.27	
Fully diluted earnings per share[3]		6.17	4.97		2.70	2.24	
Cash earnings per dividend-bearing share[3] [4]		6.64	5.23		2.90	2.34	

[1] Adjusted in line with IAS 21 amended.

[2] Earnings before interest and taxes.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd.

[4] Excludes the amortization of other intangible assets.

Consolidated balance sheet of Group Holcim

Million CHF	Notes	30.9.2006 Unaudited	31.12.2005[1] Audited	30.9.2005[1] Unaudited
Cash and cash equivalents		3,418	3,332	4,209
Marketable securities		7	37	78
Accounts receivable		4,339	3,325	3,756
Inventories		2,272	1,865	1,811
Prepaid expenses and other current assets		522	290	312
Total current assets		**10,558**	**8,849**	**10,166**
Financial assets		616	699	818
Investments in associates		671	1,391	1,333
Property, plant and equipment		23,181	19,767	19,251
Intangible and other assets		9,161	7,221	7,015
Deferred tax assets		331	184	214
Total long-term assets		**33,960**	**29,262**	**28,631**
Total assets		**44,518**	**38,111**	**38,797**
Trade accounts payable		2,238	2,190	1,749
Current financial liabilities		3,578	2,682	5,822
Other current liabilities		2,421	1,910	2,111
Total short-term liabilities		**8,237**	**6,782**	**9,682**
Long-term financial liabilities	10	12,739	13,380	11,931
Defined benefit obligations		578	552	526
Deferred tax liabilities		3,113	2,115	2,066
Long-term provisions		1,222	1,032	923
Total long-term liabilities		**17,652**	**17,079**	**15,446**
Total liabilities		**25,889**	**23,861**	**25,128**
Share capital	11	506	460	460
Capital surplus		5,844	3,967	3,965
Treasury shares		(62)	(59)	(60)
Reserves		7,821	7,099	6,563
		14,109	**11,467**	**10,928**
Minority interest		4,520	2,783	2,741
Total shareholders' equity		**18,629**	**14,250**	**13,669**
Total liabilities and shareholders' equity		**44,518**	**38,111**	**38,797**

[1] Adjusted in line with IAS 21 amended (unaudited).

Statement of changes in consolidated equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at January 1, 2005 (as reported)	**460**	**3,956**	**(488)**
Restatement as per January 1, 2005 (note 2)			
Restated opening balances as at January 1, 2005 (unaudited)	**460**	**3,956**	**(488)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			428
Share based remuneration		9	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Equity as at September 30, 2005[1] (unaudited)	**460**	**3,965**	**(60)**
Equity as at January 1, 2006 (as reported)	**460**	**3,967**	**(59)**
Restatement as per January 1, 2006 (note 2)			
Restated opening balances as at January 1, 2006 (unaudited)	**460**	**3,967**	**(59)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Share capital increase (note 11)	42	1,665	
Conversion of 0% convertible bonds 2002–2017	4	203	41
Dividends (note 13)			
Change in treasury shares net			(44)
Share based remuneration		9	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Equity as at September 30, 2006 (unaudited)	**506**	**5,844**	**(62)**

[1] Adjusted in line with IAS 21 amended.

Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**2,178**	**10,711**
29			(29)			
6,939	**(10)**	**(50)**	**(2,274)**	**4,605**	**2,178**	**10,711**
1,153[1]				1,153	209	1,362
			1,069[1]	1,069	212	1,281
		16		16		16
(286)				(286)	(154)	(440)
6				6		434
						9
					2	2
					342	342
					(48)	(48)
7,812	**(10)**	**(34)**	**(1,205)**	**6,563**	**2,741**	**13,669**
8,170	**(1)**	**(25)**	**(1,045)**	**7,099**	**2,783**	**14,250**
8,170	**(1)**	**(25)**	**(1,045)**	**7,099**	**2,783**	**14,250**
1,505				1,505	445	1,950
			(442)	(442)	(152)	(594)
		16		16		16
						1,707
20				20		268
(382)				(382)	(218)	(600)
5				5		(39)
						9
					19	19
					1,770	1,770
					(127)	(127)
9,318	**(1)**	**(9)**	**(1,487)**	**7,821**	**4,520**	**18,629**

Consolidated cash flow statement of Group Holcim

Million CHF	Jan–Sept 2006 Unaudited	Jan–Sept 2005 Unaudited	±%	July–Sept 2006 Unaudited	July–Sept 2005 Unaudited	±%
Operating profit[1]	**3,281**	**2,576**	**+27.4**	**1,340**	**1,128**	**+18.8**
Depreciation and amortization of operating assets	1,208	925		432	336	
Other non-cash items	138	114		136	103	
Change in net working capital	(1,143)	(778)		27	(66)	
Cash generated from operations	**3,484**	**2,837**	**+22.8**	**1,935**	**1,501**	**+28.9**
Dividends received	45	59		7	34	
Financial income net	5	15		(10)	1	
Interest paid	(546)	(526)		(150)	(184)	
Income taxes paid	(632)	(509)		(246)	(176)	
Other (expenses) income	(8)	(12)		(4)	2	
Cash flow from operating activities (A)	**2,348**	**1,864**	**+26.0**	**1,532**	**1,178**	**+30.1**
Purchase of property, plant and equipment	(1,556)	(983)		(571)	(349)	
Disposal of property, plant and equipment	141	49		72	20	
Purchase of financial assets, intangible and other assets	(2,196)	(5,092)		(1,178)	(88)	
Disposal of financial assets, intangible and other assets	599	368		112	95	
Cash flow used in investing activities (B)	**(3,012)**	**(5,658)**	**-46.8**	**(1,565)**	**(322)**	**+386.0**
Dividends paid on ordinary shares	(382)	(286)		0	0	
Dividends paid to minority shareholders	(240)	(193)		(70)	(39)	
Dividends paid on preference shares	(17)	(12)		0	(1)	
Share capital paid-in	1,707	0		3	0	
Capital paid-in by minority interest	19	2		2	2	
Movements of treasury shares net	(39)	434		3	1	
In(De)crease in current financial liabilities net	978	2,005		218	(1,202)	
Proceeds from long-term financial liabilities	3,332	3,354		2,301	235	
Repayment of long-term financial liabilities	(4,625)	(1,218)		(2,315)	(188)	
De(In)crease in marketable securities	108	(30)		207	(35)	
Cash flow from (used in) financing activities (C)	**841**	**4,056**	**-79.3**	**349**	**(1,227)**	**-128.4**
In(De)crease in cash and cash equivalents (A+B+C)	**177**	**262**		**316**	**(371)**	
Cash and cash equivalents as at the beginning of the period	**3,332**	**3,730**		**3,082**	**4,548**	
In(De)crease in cash and cash equivalents	177	262		316	(371)	
Currency translation effects	(91)	217		20	32	
Cash and cash equivalents as at the end of the period	**3,418**	**4,209**		**3,418**	**4,209**	

[1] For a reconciliation of operating profit to net income attributable to equity holders of Holcim Ltd, please refer to the consolidated statement of income of Group Holcim on page 8.

1 Basis of preparation

The unaudited consolidated third quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2005 (hereafter "annual financial statements"), except as discussed in changes in accounting policies (note 2). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in accounting policies

Effective as from January 1, 2006, the International Accounting Standards Board (IASB) revised IAS 21 *The Effects of Changes in Foreign Exchange Rates* which led to the following IFRS change:

Change in treatment of currency translation effects on intergroup loans

According to IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2005), foreign exchange rate movements are recognized again directly in equity (currency translation effects) in respect of all qualifying intergroup equity loans irrespective of the currency of the loan. Prior to January 1, 2006, all foreign exchange rate movements on qualifying intergroup equity loans that were not denominated in either the functional currency of the borrower or lender were recognized directly in the statement of income. The effect of this amendment has resulted in an additional income statement charge of CHF 22 million within financial expenses net for the period January–September 2005. However, total shareholders' equity remained unchanged at December 31, 2005.

Effect of the adoption of new International Financial Reporting Standards

	Attributable to equity holders of Holcim Ltd	
Million CHF	Retained earnings	Currency translation effects
Equity as previously reported at January 1, 2005	**6,910**	**(2,245)**
Change in treatment of currency translation effects on intergroup loans	29	(29)
Restated opening balances as at January 1, 2005 (unaudited)	**6,939**	**(2,274)**
Equity as previously reported at January 1, 2006	**8,170**	**(1,045)**
Change in treatment of currency translation effects on intergroup loans	0	0
Restated opening balances as at January 1, 2006 (unaudited)	**8,170**	**(1,045)**

3 Changes in the scope of consolidation

On September 7, 2006, Holcim acquired, through its wholly owned subsidiary Aggregate Industries Limited, the entire issued share capital of Foster Yeoman Ltd., a privately-held UK heavy building materials group.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Foster Yeoman Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	143	153
Property, plant and equipment	582	230
Other long-term assets	7	30
Current liabilities	(193)	(113)
Long-term provisions	(105)	(43)
Other long-term liabilities	(139)	(139)
Net assets	**295**	**118**
Minority interest	0	
Net assets acquired	**295**	
Total purchase consideration	**668**	
Fair value of net assets acquired	295	
Goodwill	**373**	

The initial accounting for Foster Yeoman Ltd. was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Foster Yeoman Ltd. enjoys in the UK, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Foster Yeoman Ltd. contributed net income of CHF 1 million to the Group for the period from September 7, 2006 to September 30, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 388 million and CHF 20 million higher, respectively.

On July 21, 2006, Aggregate Industries US, a wholly owned subsidiary of Holcim Ltd, acquired 100 percent of Meyer Material Company in the US from a private-equity company.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Meyer Material Company (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	63	69
Property, plant and equipment	292	135
Other long-term assets	0	4
Current liabilities	(54)	(35)
Long-term provisions	(66)	(6)
Other long-term liabilities	0	0
Net assets	**235**	**167**
Minority interest	0	
Net assets acquired	**235**	
Total purchase consideration	**291**	
Fair value of net assets acquired	235	
Goodwill	**56**	

The initial accounting for Meyer Material Company was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Meyer Material Company enjoys in the US and synergies that are expected to arise from the acquisition.

Meyer Material Company contributed net income of CHF 1 million to the Group for the period from July 21, 2006 to September 30, 2006. If the acquisition had occurred on January 1, 2006, Group net sales would have been CHF 122 million higher. Net income would have been reduced by CHF 9 million which reflects the expected seasonal lower first half-year trading results of Meyer Material Company.

Holcim took control of Gujarat Ambuja Cements Ltd. on May 3, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Between January 28, 2006 and May 3, 2006, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 14.8 percent and an additional obligation (put) to acquire 0.7 percent of the ordinary shares of Gujarat Ambuja Cements Ltd.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of control of Gujarat Ambuja Cements Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	262	248
Property, plant and equipment	1,155	683
Other long-term assets	842	303
Current liabilities	(214)	(197)
Long-term provisions	(423)	(111)
Other long-term liabilities	(187)	(208)
Net assets	**1,435**	**718**
Minority interest	(1,213)	
Net assets acquired	**222**	
Total purchase consideration	**620**	
Fair value of net assets acquired	222	
Goodwill	**398**	

The initial accounting for Gujarat Ambuja Cements Ltd. was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

Gujarat Ambuja Cements Ltd. contributed net income of CHF 84 million to the Group for the period from May 3, 2006 to September 30, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 372 million and CHF 92 million higher, respectively.

Holcim took control of ACC Limited (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim held 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of ACC Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	602	490
Property, plant and equipment	1,591	890
Other long-term assets	327	35
Current liabilities	(432)	(362)
Long-term provisions	(443)	(111)
Other long-term liabilities	(345)	(351)
Net assets	**1,300**	**591**
Minority interest	(863)	
Net assets acquired	**437**	
Total purchase consideration	**669**	
Fair value of net assets acquired	437	
Goodwill	**232**	

The initial accounting for ACC Limited was determined provisionally until the fair value valuation of independent experts are concluded. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 164 million to the Group for the period from January 24, 2006 to September 30, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

Holcim effectively controlled 100 percent of the shares of Aggregate Industries Limited for a total consideration of CHF 4.142 billion when the offer to shareholders was declared unconditional on March 21, 2005.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Aggregate Industries Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	1,172	1,198
Property, plant and equipment	4,411	3,277
Other long-term assets	355	465
Current liabilities	(1,315)	(1,289)
Long-term provisions	(1,361)	(860)
Other long-term liabilities	(1,372)	(1,257)
Net assets	**1,890**	**1,534**
Minority interest	(9)	
Net assets acquired	**1,881**	
Total purchase consideration	**4,142**	
Fair value of net assets acquired	1,881	
Goodwill	**2,261**	

The goodwill is attributable to the favorable presence that Aggregate Industries Limited enjoys in the UK and US markets, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Aggregate Industries Limited has been consolidated as from the end of the first quarter 2005 and contributed CHF 134 million to the Group's net income in 2005. If the acquisition had occurred on January 1, 2005, Group net sales for the first quarter 2005 would have been CHF 710 million (based on unaudited financial statements) higher. Net income would have been reduced by CHF 35 million which reflects the expected seasonal lower first quarter trading results of Aggregate Industries Limited.

On April 11, 2005, Holcim successfully completed the strategic transactions in India. The Group held 67 percent of the equity capital in Ambuja Cement India Ltd. with Gujarat Ambuja Cements Ltd. holding the remaining 33 percent. As the holding company bundling Holcim's engagement in India, Ambuja Cement India Ltd. held 94.1 percent in Ambuja Cement Eastern Ltd. and 34.6 percent in ACC Limited at the date the transactions were completed.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Ambuja Cement India Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	173	174
Property, plant and equipment	130	76
Other long-term assets	704	652
Current liabilities	(33)	(34)
Long-term provisions	(44)	0
Other long-term liabilities	(14)	(19)
Net assets	**916**	**849**
Minority interest	(307)	
Net assets acquired	**609**	
Total purchase consideration	**808**	
Fair value of net assets acquired	609	
Goodwill	**199**	

The goodwill is attributable mainly to the favorable presence that the acquired business enjoys in India and Holcim's entry into a dynamic market.

Ambuja Cement India Ltd. contributed net income of CHF 24 million to the Group in 2005. If the acquisition had occurred on January 1, 2005, Group net sales (based on unaudited financial statements) and net income would have been CHF 38 million and CHF 15 million higher, respectively.

4 Seasonality

Demand for cement, aggregates and other construction materials and services is seasonal because climatic conditions affect the level of activity in the construction sector.

Holcim usually experiences a reduction in sales during the first and fourth quarters reflecting the effect of the winter season in its principal markets in Europe and North America and tends to see an increase in sales in the second and third quarters reflecting the effect of the summer season. This effect can be particularly pronounced in harsh winters.

5 Segment information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–September (unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income statement														
Million CHF														
Total net sales	6,306	5,153	4,110	3,349	2,750	2,294	1,547	1,384	3,342	1,676	(541)	(431)	17,514	13,425
Operating EBITDA[1]	1,464	1,253	776	674	955	845	512	474	933	421	(151)	(166)	4,489	3,501
Operating EBITDA margin in %	23.2	24.3	18.9	20.1	34.7	36.8	33.1	34.2	27.9	25.1			25.6	26.1
Operating profit	1,058	923	525	481	765	657	445	411	645	276	(157)	(172)	3,281	2,576
Operating profit margin in %	16.8	17.9	12.8	14.4	27.8	28.6	28.8	29.7	19.3	16.5			18.7	19.2
Capacity and sales														
Million t														
Production capacity cement[2]	47.2	47.2	22.3	22.3	34.9	34.9	15.3	15.3	74.1	40.7			193.8	160.4
Sales of cement	24.7	24.0	13.7	13.5	19.5	17.6	11.3	11.2	39.4	21.9	(4.8)	(5.2)	103.8	83.0
Sales of mineral components	1.5	1.4	1.9	1.7			0.6	0.6	0.4	0.4			4.4	4.1
Sales of aggregates	69.6	58.8	48.0	44.9	9.7	8.9	8.4	7.3	2.3	2.4			138.0	122.3
Sales of asphalt	4.2	3.0	6.9	6.0									11.1	9.0
Million m[3]														
Sales of ready-mix concrete	14.9	13.0	5.2	4.4	7.5	6.4	1.9	1.7	3.3	2.6			32.8	28.1

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
January–September (unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income statement										
Million CHF										
Total net sales	11,218	8,563	2,090	1,608	6,279	4,866	(2,073)	(1,612)	17,514	13,425
Operating EBITDA[1]	3,648	2,732	451	373	390	396			4,489	3,501
Operating EBITDA margin in %	32.5	31.9	21.6	23.2	6.2	8.1			25.6	26.1

[1] Earnings before interests, taxes, depreciation and amortization.
[2] Prior-year figures as of December 31, 2005.
[3] Cement, clinker and other cementitious materials.

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
July–September (unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income statement														
Million CHF														
Total net sales	2,326	2,087	1,734	1,649	934	830	542	525	1,262	583	(163)	(119)	6,635	5,555
Operating EBITDA[1]	574	515	400	368	309	299	190	183	351	155	(52)	(56)	1,772	1,464
Operating EBITDA margin in %	24.7	24.7	23.1	22.3	33.1	36.0	35.1	34.9	27.8	26.6			26.7	26.4
Operating profit	433	401	308	287	245	231	167	161	241	105	(54)	(57)	1,340	1,128
Operating profit margin in %	18.6	19.2	17.8	17.4	26.2	27.8	30.8	30.7	19.1	18.0			20.2	20.3
Capacity and sales														
Million t														
Sales of cement	9.3	9.1	5.0	5.5	6.6	6.2	4.0	4.0	15.1	7.3	(1.7)	(1.6)	38.3	30.5
Sales of mineral components	0.6	0.7	0.8	0.7			0.2	0.2	0.2	0.2			1.8	1.8
Sales of aggregates	25.3	23.2	20.8	24.2	3.4	3.1	3.0	2.7	0.9	0.8			53.4	54.0
Sales of asphalt	1.5	1.6	3.5	3.4									5.0	5.0
Million m³														
Sales of ready-mix concrete	5.3	4.9	2.3	2.1	2.6	2.3	0.7	0.7	1.2	0.9			12.1	10.9

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
July–September (unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income statement										
Million CHF										
Total net sales	4,110	3,299	794	714	2,455	2,176	(724)	(634)	6,635	5,555
Operating EBITDA[1]	1,379	1,083	209	167	184	214			1,772	1,464
Operating EBITDA margin in %	33.6	32.8	26.3	23.4	7.5	9.8			26.7	26.4

6 Change in consolidated net sales

Million CHF	Jan–Sept 2006	Jan–Sept 2005	July–Sept 2006	July–Sept 2005
Like for like	1,209	921	344	466
Change in structure	2,536	2,616	789	1,358
Currency translation effects	344	(129)	(53)	31
Total	**4,089**	**3,408**	**1,080**	**1,855**

7 Change in consolidated operating EBITDA

Million CHF	Jan–Sept 2006	Jan–Sept 2005	July–Sept 2006	July–Sept 2005
Like for like	381	272	108	148
Change in structure	530	475	222	234
Currency translation effects	77	(38)	(22)	10
Total	**988**	**709**	**308**	**392**

8 Other income net

Million CHF	Jan–Sept 2006	Jan–Sept 2005	July–Sept 2006	July–Sept 2005
Dividends earned	7	12	2	4
Other financial income	31	33	13	17
Other ordinary income (expenses) net	34	(4)	0	(10)
Depreciation and amortization of non-operating assets	(16)	(19)	(2)	(5)
Total	**56**	**22**	**13**	**6**

In 2006, the position other ordinary income (expenses) net mainly includes gains on disposal of property, plant and equipment.

9 Financial expenses net

Million CHF	Jan–Sept 2006	Jan–Sept 2005	July–Sept 2006	July–Sept 2005
Interest expenses	(668)	(649)	(216)	(243)
Fair value changes on financial instruments	(103)	(10)	(17)	(9)
Amortized discounts on bonds and private placements	(20)	(19)	1	(7)
Other financial expenses	(35)	(16)	(18)	1
Interest earned on cash and marketable securities	93	84	32	29
Foreign exchange gain (loss) net	122	3	42	(4)
Financial expenses capitalized	8	6	7	3
Total	**(603)**	**(601)**	**(169)**	**(230)**

The position fair value changes on financial instruments includes a charge of CHF 114 million (first nine months of 2005: 22) on the USD convertible bonds. The revised IFRS effective January 1, 2005 require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement. From January to September 2006, these changes were driven by the weaker USD exchange rate against the CHF and the increase of the underlying Holcim share price.

10 Bonds and private placements

As at August 8, 2006, Holcim Finance (Australia) Pty Ltd issued new notes of AUD 175 million with fixed interest rates (6.5%, 2006–2009) and AUD 85 million (2006–2009) with floating interest rates. Both series of bonds are guaranteed by Holcim Ltd and were issued under the AUD 500 million Australian Debt Issuance Programme of Holcim Finance (Australia) Pty Ltd. The proceeds have been used to refinance outstanding bonds in principal amount of AUD 260 million which matured August 8, 2006.

On April 20, 2006, Holcim Ltd issued new notes of CHF 250 million with fixed interest rates (3%, 2006–2015). In addition, Holcim Overseas Finance Ltd. issued notes of CHF 300 million with fixed interest rates (2.75%, 2006–2011) which are guaranteed by Holcim Ltd. Both series of notes were issued under the EUR 5 billion Euro Medium Term Note Program of Holcim for refinancing purposes.

As at March 9, 2006, Aggregate Industries Limited fully repaid the USD 10 million (7.9%, 1995–2007), the USD 100 million (4.37%, 2004–2011) and the USD 150 million (5.03%, 2004–2016) notes with fixed interest rates.

11 Share capital increase

The Annual General Meeting of Shareholders of May 12, 2006 approved a CHF 42,150,094 capital increase through the issuance of 21,075,047 fully paid-in registered shares with a par value of CHF 2. The net proceeds of the transaction amounted to CHF 1.707 billion.

During the second quarter 2006, convertible bonds (0%, 2002–2017) with a carrying value of USD 223 million were converted into 1,924,059 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital) and 566,753 treasury shares. As a result, the share capital increased by CHF 3,848,118 to CHF 505,849,248.

12 Contingent liabilities

No significant changes.

13 Dividends

In conformity with the decision taken at the Annual General Meeting on May 12, 2006, a dividend related to 2005 of CHF 1.65 per registered share has been paid on May 16, 2006. This resulted in a total ordinary dividend payment of CHF 382 million.

14 Post-balance sheet events

From September 25, 2006 to October 2, 2006, Holcim offered holders of convertible bonds (0%, 2002–2017) a cash incentive to convert their bonds into the underlying Holcim Ltd shares. Convertible bonds with a carrying value of USD 237 million were converted into 2,424,001 fully paid-in registered shares with a par value of CHF 2 (through the use of conditional share capital). As a result, the share capital will increase by CHF 4,848,002 to CHF 510,697,250.

After completion of the offer, around 21 percent of the initially issued bonds remain outstanding, corresponding to a nominal value of USD 130 million.

In August 2006, Holcim has signed a declaration of intent to sell a substantial share of its majority stake in Holcim South Africa to a black economic empowerment consortium (BEE). If all preconditions are satisfied, Holcim expects to close the transaction in 2007.

15 Principal exchange rates

	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–Sept			Closing exchange rates in CHF		
	2006	2005	±%	30.9.2006	31.12.2005	30.9.2005
1 EUR	1.57	1.55	+1.3	1.59	1.56	1.56
1 GBP	2.29	2.26	+1.3	2.34	2.26	2.28
1 USD	1.26	1.23	+2.4	1.25	1.32	1.29
1 CAD	1.11	1.01	+9.9	1.12	1.13	1.11
100 MXN	11.55	11.26	+2.6	11.36	12.37	11.98
1 ZAR	0.19	0.19	0	0.16	0.21	0.20
100 INR	2.78	2.82	−1.4	2.73	2.91	2.94
100 THB	3.29	3.08	+6.8	3.33	3.21	3.15
1000 IDR	0.14	0.13	+7.7	0.14	0.13	0.13
100 PHP	2.44	2.23	+9.4	2.49	2.48	2.31
1 AUD	0.94	0.95	−1.1	0.93	0.96	0.98

Holcim securities

The Holcim shares (security code number 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 25.8 billion at September 30, 2006.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial reporting calendar

Press and analyst conference on annual results for 2006	February 28, 2007
First quarter 2007 results	May 3, 2007
General meeting of shareholders	May 4, 2007
Dividend payment	May 9, 2007
Half-year 2007 results	August 23, 2007
Press and analyst conference for the third quarter 2007	November 7, 2007

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com


Science Center Wolfsburg

Holcim is a worldwide leading supplier of cement and aggregates as well as downstream activities such as ready-mix concrete and asphalt including services. The Group is present in more than 70 countries on all continents.



